August 17, 2020

United States Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549

Attention:	Tim Levenberg, Special Counsel
Irene Barberena-Meissner, Staff Attorney

Re: Boomer Holdings Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed August 5, 2020
File No. 333-237087

Dear Mr. Levenberg and Ms. Barbarena-Meissner:

Please be advised that the undersigned is the duly-appointed Chief Executive Officer  of Boomer Holdings, Inc., the above-referenced issuer (the “Issuer”).  This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Issuer’s Registration Statement on Form S-1, filed on March 11, 2020 (the “Registration Statement”) provided in your letter dated June 19, 2020 (the “Comment Letter”).

The purpose of this correspondence is to provide responses to the Comment Letter and provide explanation, where necessary of Amendment No. 4 to Registration Statement on Form S-1 filed on August 17, 2020.  Our responses follow the text of each Comment Letter, which we have reproduced below for your convenience.

Amendment No. 3 to Registration Statement on Form S-1

Notes to Unaudited Condensed Consolidated Financial Statements
13. Subsequent Events, page 33

1.
We note you disclose there are 139,213,311 common shares outstanding on August 4, 2020 which is more than the combination of common shares outstanding of 128,513,739 at April 30, 2020 and the 7,743,156 shares disclosed as issued on July 20, 2020. Please reconcile the difference in these amounts for us and provide disclosure of any other common stock issued after April 30, 2020.

Mr. Levenberg and Ms. Barbarena-Meissner
United States Securities and Exchange Commission
August 17, 2020

On July 29, 2020, the Issuer issued approximately 2,956,416 shares of common stock.  As the number of shares was less than five percent (5%) of the number of outstanding shares of the Issuer’s common stock outstanding at that time (136,256,895 shares), pursuant to Item 3.02(b) of Form 8-K, the Issuer is not required to file a Form 8-K to disclose the issuance of these additional shares at this time.

Additionally, based on its discussions with Commission, the Issuer will make the following revisions to the Registration Statement in its final prospectus:

We are engaged in the research, development, acquisition, licensing and sales of specialized natural products which have FDA compliant ingredients and are impactful on the endocannabinoid system. These products powered by natural terpenes, include, edible and topical offerings. We are engaged in marketing and branding within the alternative CBD/THC space, including our trademark “CB5” brand which is a proprietary formula and currently patent pending. Boomer Naturals currently operates a retail store in Las Vegas Nevada and is currently negotiating a lease on the company’s flagship store in Manhattan New York. Boomer Natural products are also available in Golf Pro Shops, Specialty Stores, Chiropractic Offices and Nail Salons across the ~~countries~~country. Boomer Naturals has a robust online presence and enjoys material sales through its website at BoomerNaturals.com.

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Boomer Naturals has obtained certificates of free sale to export our CB5 products to over 20 countries outside of the United States. The United States does not offer export certificates for CBD or THC products allowing Boomer Naturals to service the needs of the alternative wellness market globally.  As of the date of this filing, Boomer Naturals has yet to sell its products in any country other than the United States.

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Boomer Naturals recently became an~~the~~ approved vendor for face coverings for a national retail chain with over 5,000 retail stores and has begun receiving and filling orders for this retailer. The retailer and Boomer have executed a non-exclusive purchase order agreement for face coverings and the retailer has no obligation to purchase either a minimum unit or dollar amount of face coverings from the Issuer.  To date, Boomer Naturals has received $6 million in orders from this retailer. Additionally, Boomer Naturals recently executed a purchaser order agreement with this retailer and its affiliate for approximately 2.7 million branded face coverings.

Mr. Levenberg and Ms. Barbarena-Meissner
United States Securities and Exchange Commission
August 17, 2020

The Issuer hereby acknowledges that:

•      should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•      the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•      the Issuer may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter or require any further information, please do not hesitate to contact the undersigned or the Issuer’s counsel, Peter Campitiello, Esq. at (732) 867-9741.

Sincerely,

/s/ Mike Quaid

Mike Quaid, CEO